SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 11, 2001
             (Date of Event which Requires Filing of This Statement)

CUSIP No. 29404N-209                                                 Page 2 of 4


                                  SCHEDULE 13D

---------- ----------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                            James Pappas
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)
                                                                                                     ---
                                                                                                (b)   X
                                                                                                     ---
---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                                                      OO

---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                     ---
---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                  U.S.A.

----------------------- -------- ------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                                                                 3,000,000
                        -------- ------------------------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY                                                                                        0
                        -------- ------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
      REPORTING                                                                                3,000,000
                        -------- ------------------------------------------------------------------------
        PERSON          10       SHARED DISPOSITIVE POWER
         WITH
                                                                                                       0
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Series A Convertible Preferred Shares (150,000 shares, each currently           3,000,000
            convertible, without additional consideration, into twenty (20) shares of the Issuer's Common Stock)

---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                     ---

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   16.8%

---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                                                     IN
---------- ----------------------------------------------------------------------------------------------

CUSIP No. 29404N-209                                                 Page 3 of 4

James Pappas

     The Statement on Schedule 13D, dated March 14, 2001 (the "Schedule 13D"), initially filed by the undersigned, JAMES PAPPAS, is hereby amended by this Amendment No. 1 dated June 29, 2001, to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 1 are based on 13,889,478 shares of the Issuer's Common Stock outstanding at March 31, 2001 plus 1,000,000 additional shares issued by the Issuer on June 29, 2001, totaling 14,889,478 shares of Common Stock outstanding at June 29, 2001.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a) Name:

     This Statement is filed by James Pappas (the "Reporting Person"), as the direct beneficial owner of 150,000 shares of Series A Convertible Preferred Stock of the Issuer. Each share of Series A Convertible Preferred Stock is currently convertible, without additional consideration, into twenty (20) shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

     Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

         (a)  Aggregate number of securities       150,000  shares of Series A  Convertible
                                                   Preferred Stock, each convertible at any
                                                   time until 10/13/01,  without additional
                                                   consideration,  into  twenty (20) shares
                                                   of   Common   Stock   of   the   Issuer.
                                                   Equivalent    position   is    therefore
                                                   3,000,000  shares of Common Stock of the
                                                   Issuer.*

          Percentage of class of securities:       16.8%

          * NOTE: On June 11, 2001, James Pappas purchased 50,000 shares of Series A Convertible Preferred Stock of the Issuer. Also on that date, Vanessa Houiris and Steve Pappas purchased 50,000 and 25,000 shares each, respectively, of Series A Convertible Preferred Stock of the Issuer. On March 14, 2001, James Pappas purchased 100,000 shares of Series A Convertible Preferred Stock of the Issuer. Also on that date, Vanessa Houiris and Steve Pappas purchased 100,000 and 50,000 shares each, respectively, of Series A Convertible Preferred Stock of the Issuer. James Pappas and Vanessa Houiris are the adult children of Steve Pappas. Neither of James Pappas nor Vanessa Houiris resides in the same household as Steve Pappas. James Pappas disclaims beneficial ownership as to the shares owned by Vanessa Houiris and by Steve Pappas.

         (b)  Sole voting power:            3,000,000
              Shared voting power                   0
              Sole dispositive power        3,000,000
              Shared dispositive power              0

CUSIP No. 29404N-209                                                 Page 4 of 4




          (c) James Pappas purchased 50,000 shares of Series A Convertible Preferred Stock from Arcade Investments Limited on June 11, 2001, at a price of $.50 per share, in a privately negotiated transaction.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 29, 2001                          /s/   James Pappas
                                            ------------------------------------
                                                      James Pappas